Exhibit 99.1

ParaZero Customer Speedbird Aero Celebrates 10,000 Operational Delivery Flights, Protected by ParaZero SafeAir Parachute Recovery Systems

Kiryat Ono, Israel, Aug. 21, 2023 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (“ParaZero”), an aerospace company focused on drone safety systems for commercial drones and urban air mobility aircraft, today announced that one of its customers, Speedbird Aero, a world-leading innovator in drone delivery technology development and service provision, has achieved a significant milestone by successfully completing 10,000 operational delivery flights. These landmark deliveries encompass essential medical supplies, on-demand food delivery, and critical telecom components to communities worldwide. What makes this achievement even more remarkable is the unmatched safety and reliability ensured by the integration of mission-critical drone technologies, including ParaZero’s cutting-edge SafeAir parachute recovery systems throughout Speedbird Aero’s delivery drone fleet.

Speedbird Aero’s commitment to revolutionizing last-mile delivery has played a vital role in enhancing accessibility and efficiency in the delivery of essential goods across diverse landscapes, geographic regions, and urban environment settings.

Samuel Salomao, Speedbird’s Chief Product Officer, commented: “Our partnership with ParaZero has been instrumental in achieving this significant milestone of 10,000 operational delivery flights. The integration of ParaZero’s recovery systems has provided us with unmatched safety and reliability, ensuring the protection of our delivery operations and compliance with global safety regulations. This partnership has not only enhanced the safety aspect of our drone logistics but has also allowed us to expand our reach in delivering essential goods to diverse communities worldwide.”

“ParaZero’s SafeAir system has been a critical component in ensuring the safety and success of our drone delivery operations,” said Speedbird’s Head of Engineering, Mauro Tanure. “The system has proven to be highly effective in mitigating the risks associated with in-flight emergencies or drone malfunctions. We prioritize safety above all else, and with ParaZero’s technology, we have further improved the reliability and robustness of our delivery drone fleet.”

“Speedbird Aero is a global leading player in aerial logistics, and continues to demonstrate their world-class capabilities through various drone delivery initiatives around the world. We’re incredibly proud of our ongoing partnership with their team and look forward to continue supporting their safety-first ethos,” said ParaZero CEO Boaz Shetzer.

ParaZero’s SafeAir recovery system has been an integral part of Speedbird Aero’s success story, ensuring the safety of the delivery operations and compliant with global, performance-based regulations pertaining to safety. Designed with state-of-the-art engineering and precision, ParaZero’s safety solution provides unparalleled protection in the event of drone malfunctions or in-flight emergencies. With Speedbird Aero’s extensive utilization of the SafeAir system, they have showcased an unwavering commitment to maintaining the highest safety standards in their delivery operations, as well as the robustness and reliability of the ParaZero SafeAir parachute system.

About Speedbird Aero

Speedbird Aero (https://www.speedbird.aero) is the first company in Brazil and Latin America to develop and operate unmanned aerial systems (drones) to perform air transportation and delivery of products and medicines.  In 2019, Speedbird started the certification process of the first remotely piloted multirotor aircraft in Brazil, and the company’s goal is to continue developing drone delivery with its partners’ support and under the supervision of Brazilian aeronautical entities.

About ParaZero

ParaZero ( https://parazero.com/ ) is a world-leading developer of autonomous parachute safety systems for commercial drone and urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS).

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its role in supporting customers and the potential of the company’s products. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus (Registration No. 333-265178) dated July 26, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the contents of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com